MEDIASET

RECEIVED
2010 JUL -7 P 8:34

12g3-2(b)

082-04515

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese



Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

SUPPL

Cologno Monzese, 30th June 2010

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies until the end of June.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

Emanuela Bianchi
(Corporate Affaires)

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

7/7

GRUPPO MEDIASET

PRESS RELEASE

As per Art. 84 bis Consob Issuers' Regulations

Board of Directors Meeting of 22 June 2010

STOCK OPTION PLAN APPROVED 2010

The Board of Directors of Mediaset, which met today under the chairmanship of Fedele Confalonieri, has approved the company's Stock Option Plan for 2009-2011 (the "Plan") per for fiscal year 2010 on the basis of proposals made by the Remuneration Committee at its meeting on 14 June.

The Plan, which was put in place by the Shareholders' Meeting on 22 April 2009 and concerns the company's own shares, is aimed at directors and employees (executives, journalists, heads of units and similar) as well as staff working for Mediaset and its subsidiaries with roles that are key for the achievement of the Group's strategic objectives.

The aforementioned Shareholders' Meeting appointed the Board of Directors to manage the Stock Option Plan with wide-ranging powers to identify the participants, establish performance objectives, allocate option rights and to implement the Plan in all its details.

For fiscal year 2010 the Board of Directors has therefore:

- identified 49 participants in the Plan (managers and journalists);
- allocated, as of today, a total of 3,420,000 personal and non-transferable options rights, corresponding to 0.29% of the share capital;
- defined the criteria for determining the strike price as the value of Mediaset ordinary shares, calculated as the arithmetical average of the reference price on the Borsa Italiana S.p.A. in the period from the date of allocation and the same day of the previous calendar month, in line with current fiscal rules; the unit strike price is consequently € 4,92;
- established as the conditions for the exercise of rights the attainment of annual company business performance parameters regarding "ROE" and "Free- cash flow". These two parameters will have a weighting of 50% each. Consequently, the attainment of just one of these objectives will result in options being allocated on the basis of a scale quantitatively commensurate with the level of attainment for each target. Attainment of objectives will be verified by the Board within the first six months of the year subsequent to the year of allocation, in this case within the first six months of 2011;
- determined that options allocated for 2010 may only be exercised, in a single operation, after a period of 36 months from the date of allocation, subject to the verification of the attainment of the objectives. Consequently the exercise period will run from 23 June 2013 to 22 June 2016. Options not exercised by this date will immediately and automatically expire, without any indemnity being due to the holder.

It should be noted that the following employees included in the list of participants in the 2010 Plan also hold executive positions at Mediaset S.p.A.: Fedele Confalonieri, Giuliano Adreani, Pier Silvio Berlusconi, Mauro Crippa, Marco Giordani, Gina Nieri and Niccolò Querci.



The Board of Directors has not identified other participants with "key roles", as defined by Art. 152-*sexies*, comma 1, letter c)-c.2 of Issuers' Regulations apart from those listed above.

The resolution of the Board of Directors was preceded by a meeting of the Remuneration Committee on 14 June 2010 that formulated the proposal to be put to the Board.
The market price of Mediaset ordinary shares on 14 June 2010 was € 4,95.
The market price of Mediaset ordinary shares recorded today was € 5,04.

The overall cost of the Stock Option Plan for 2010, calculated on the basis of IFRS 2 accounting principles will be € 2,313,776.84.

This press release, as per and in conformity with Art. 84 *bis* para 5 of Consob Issuers' Regulations, constitutes an update on the Board decision, outlined and communicated in a Notification published on 2 April 2009 ahead of the Shareholders' Meeting of 22 April 2009, and subsequent modifications made by the Board of Directors on 29 September 2009 on the implementation of the Stock Option Plan for fiscal year 2009.

This Notification, available form the company's web site at http://www.mediaset.it/investor/documenti/2009/notizie_en.shtml and from Borsa Italiana, covers all aspects not expressly contained in this press release.

Cologno Monzese, 22 June 2010

Encl : Table n. 1 of Scheme 7 of Annex 3A of Regulation n. 11971/1999

Department of Corporate Communication and Image
Tel. +39 0225149301
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

GRUPPO MEDIASET

COMPENSATION PLANS BASED ON FINANCIAL INSTRUMENTS
Table n. 1 of Scheme 7 of Annex 3A of Regulation n. 11971/1999

Date: *22/06/2010*

Name or Category	Title (include only in case of nominal specification)	FIELD 2						
		Option Grant						
		Section 2 Newly allocated options pursuant to the decision of: **X** the body competent to implement the resolution of the general meeting.						
		Date of the resolution by the Shareholders' General Meeting	Description	Number of financial instruments underlying the options granted for each name or category	Date of allocation by the competent corporate body	Exercise price	Market price for the underlying financial instruments as at the date of allocation	Option expiring date
2010								
Fedele Confalonieri	Top Manager	22/04/2009	Option rights on Mediaset ordinary shares	450.000	rc* 14/06/2010 bod* 22/06/2010	4,92	5,04	22/06/2016
Pier Silvio Berlusconi	Top Manager	22/04/2009	Option rights on Mediaset ordinary shares	360.000	rc 14/06/2010 bod 22/06/2010	4,92	5,04	22/06/2016
Giuliano Adreani	Top Manager	22/04/2009	Option rights on Mediaset ordinary shares	270.000	rc 14/06/2010 bod 22/06/2010	4,92	5,04	22/06/2016
Mauro Crippa	Journalist	22/04/2009	Option rights on Mediaset ordinary shares	100.000	rc 14/06/2010 bod** 22/06/2010	4,92	5,04	22/06/2016
Marco Giordani	Top Manager	22/04/2009	Option rights on Mediaset ordinary shares	100.000	rc 14/06/2010 bod 22/06/2010	4,92	5,04	22/06/2016
Gina Nieri	Top Manager	22/04/2009	Option rights on Mediaset ordinary shares	100.000	rc 14/06/2010 bod 22/06/2010	4,92	5,04	22/06/2016
Niccolò Querci	Top Manager	22/04/2009	Option rights on Mediaset ordinary shares	100.000	rc 14/06/2010 bod 22/06/2010	4,92	5,04	22/06/2016
Employees	Managers and Journalists	22/04/2009	Option rights on Mediaset ordinary shares	1.940.000	rc 14/06/2010 bod 22/06/2010	4,92	5,04	22/06/2016

Notes * The Board of Directors appointed by the Shareholders' General Meeting of 22 April 2009, in line with the provisions set out in the issued promoted by Borsa Italiana, appointed the members of the Remuneration Committee on 23 April 2009. The Remuneration Committee is responsible for submitting proposals to the Board in relation, among others, to the criteria, categories of beneficiaries, quantities, terms, conditions and methods applicable to the Company's Stock Option Plans.